FWP - Christian Science Monitor Article

NOTICE

Zion Oil & Gas, Inc, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, Inc., at www.zionoil.com.

_______________________________________________________________

The article set forth below was published by the Christian Science Monitor, datelined May 10, 2006.

The article is based in part on an interview given on April 10, 2006 by John Brown, in which Glen Perry and Philip Mandelker also participated, and Mr. Brown's comments at a press conference held by Zion Oil & Gas in Caesarea, Israel on April 5, 2006, at which representatives of Zion presented a summary of the results of its Ma'anit #1 well and its plans for future activities on the Ma'anit prospect and elsewhere on its Ma'anit-Joseph License and Asher Permit in Israel.

* * *

For purposes of clarification, it should be noted as follows:

  The reference in the first paragraph to John Brown's having invested "$1.5 million" in the project should read an amount possibly as much as $1.5 million, Mr. Brown noting that he has not kept records for the period of his involvement in the project, which began in about 1983, prior to the establishment of Zion in April 2000.

  Concerning the reference in the second paragraph to the well "com[ing] up dry", it should be noted that, although Zion's first well did hit technical difficulties as stated in the article and has not yet commercially produced any hydrocarbons or been successfully flow tested, it is not and has never been Zion's position that the well is dry.

  For an accurate description of the current status of Zion's activities and the nature of its properties and additional prospects thereon, as well as its current plans for future operations, see pages 13-17 and 61-66 of Zion's amended registration statement as filed with the SEC on April 25 and available by visiting EDGAR on the SEC website at www.sec.gov or from the company as noted in the opening paragraph above.

  Concerning the reference in the 11th paragraph of the article to a southern well which produced 18,000 barrels in the 1950s, the reference should be to an oil field, the Heletz field, in southern Israel which was discovered in 1955 and has produced 18,000,000 barrels of oil since then.

  Concerning the reference in the 19th paragraph of the article to John Brown's having established two charitable trusts into which his profits will go, if Zion strikes oil, the reference should read to the effect that Zion intends to establish two charitable trusts to each of which Zion intends to contribute a 3% overriding royalty interest (6% in total) in its petroleum rights in Israel as described at pages 17-18 of Zion's amended registration statement referred to at item 3 above. Additionally, John Brown has said that he will personally contribute to charitable causes any profits to which he may be entitled as a shareholder in Zion and for this purpose intends at the appropriate time to establish a personal charitable trust which will be wholly independent of the trusts to be established by Zion.

The Christian Science Monitor is a daily newspaper in the business of reporting and publishing news. It is wholly unaffiliated with Zion Oil & Gas, Inc., and Zion Oil & Gas made no payment and gave no consideration to The Christian Science Monitor in connection with the publication of the article below or any other article published by The Christian Science Monitor concerning Zion Oil & Gas or otherwise.

from the May 10, 2006 edition - http://www.csmonitor.com/2006/0510/p20s01-lire.html

Backstory: Praying for petroleum

By Amelia Thomas | Correspondent of The Christian Science Monitor

CAESAREA, ISRAEL - At first glance, Texan John Brown might be any graying insurance broker or mid-level executive crunching numbers in any concrete-and-glass office park in any suburb of the world. But, surrounded by maps depicting ancient Judean tribes and thumbing through a well-worn leather Bible, Mr. Brown's business is what he considers a mission from God himself: to strike oil in the Holy Land.

Never mind that Israel is a notoriously dry rock in a Middle Eastern sea of petroleum. Never mind that the skeptics are unrelenting. So far, Mr. Brown and his associates - a mixture of Christians, born-again and otherwise, petroleum engineers, oil executives, and even a few Jewish believers - have raised and invested $12 million in the quest for "black gold" in the past six years. Brown, who has contributed his life savings to the project ($1.5 million, he reckons) is a David wielding a very small stone compared with Middle East oil Goliaths with billions in financial strength.

Zion Oil drilled its first well in the dry sod of Kibbutz Maanit here in April 2005, only to hit technical difficulties and come up dry. The company is searching for funding to resume drilling.

"I was certainly disappointed," he says, but, "I'm optimistic. I'm a faith-based person. I believe in what I'm doing. I know there's oil in Israel. And we're gonna get the oil." That means this kindly born-again Christian is attempting "water into wine" financial maneuvers to keep the vision alive (not the least of which is shuttling here from Texas on frequent flyer miles to save a buck.)

Reminiscent of "Da Vinci Code" intrigue, Brown's astonishingly unshakable faith in the riches buried here is based on Bible clues and his own sense of God's calling. His vision is unquestioned by Zion colleagues and indulged by Israeli authorities who've licensed him to drill. His theory derives from Old Testament references to earthly abundance, which he interprets to mean oil - the black, sticky kind, not olive oil, the only kind this nation currently has in abundance. Running his finger down the tissue-fine pages of his Bible (as indispensible to Brown as a BlackBerry to a conventional businessman), he stops at Genesis 49: 25, 26 and reads aloud about "the Almighty who shall bless thee with the blessings of Heaven above, blessings of the deep that lieth under...."

"In other words," he interprets, "oil." And he reads: "They shall be on the head of Joseph." Flipping forward to Deuteronomy 33:24, Brown continues: "And of Asher he said, Be Asher blessed above his sons; let him be acceptable to his Brethren and let him dip his foot in oil."

He looks up, triumphantly: "You see?"

Even if these "blessings of the deep" do mean oil, where's the "X marks the spot"? Easy, says Brown, pointing to a map of the ancient "Twelve Tribes" of Israel. First, he points to the territory of the two tribes of Joseph: the Manasseh and Ephraim. Together, the outlined areas resemble a head in profile. Next, he points out the territory of the Asher tribe, a long, leg-shaped area stretching down the coast of northern Israel. Where the "foot" of the Asher territory touches the "head" of the Joseph territory is where he believes there's oil. But could it really be that simple, that literal?

That's just what makes Dallas-based Brown, who has nearly exhausted his personal wealth on the strength of a vision, as compelling to watch as any of America's historic and colorful wildcatters. The cartography of intuition - spiritual or otherwise - is not always scientifically satisfying, but it is interesting.

Indeed, Zion's own professional staff didn't catch Brown's fire immediately. Glen Perry, a trained petroleum engineer and executive vice president of the company, admits that "initially I told John that having talked to every geologist in Israel, this was probably the worst place to look for oil. But he [Brown] insisted it was the right place."

Mr. Perry did some research and determined for himself that geologically the region has the capacity for producing oil: "I personally believe it's just a matter of time." (Israeli oil discoveries have been meager: In the '50s, for example, a southern well produced 18,000 barrels - hardly enough even to power the population's toasters.)

Brown knows his mission may be hard to fathom for nonbelievers. Before his own spiritual awakening, he admits he found the fervor and certainty of born-again Christians "kinda spooky." And he has a measured sense of his vision: He may have used all the wealth accumulated in his career as a manufacturing executive to finance Zion Oil, but he's realistic about others' putting their money where his mouth is. Zion's shareholder prospectus warns: "We could remain unprofitable for a long time."

***

In a soft voice, John Brown tells his story as a religious testimony. His spiritual journey started in midlife in 1981 when he was a tool company executive with all the material toys - fast cars, luxury homes, company jets - and an alcohol problem. Rehabilitation had failed, and the faithful Roman Catholic took a small apartment alone for a marital timeout.

"The fellow that moved me into the apartment was a born-again Christian," recalls Brown. "I had always been very suspicious of them." But then something happened, he says, still amazed at the power of epiphany: "Right in that room I could feel the presence of God, and it was incredible.... I felt like I was being washed with a fire hose.... I didn't know chapters and verses, but I do know I had a 'born again' experience with the Lord."

Brown kicked alcohol, switched to a non-denominational church, and met an Evangelical preacher who lectured about the oil waiting to be discovered in Israel. Though he had no background in oil, he was inexplicably hooked. For a couple of years, he pored over the Bible, searching for clues to the location of the elusive substance.

Then in 1983 on his first trip to Israel, he prayed specifically for oil and came away with a green light: "God said, 'yes,' " says Brown. "We're taught in the Scriptures that once you pray by faith and believe that you will receive it, then you will have whatever you ask."

He has encountered much skepticism. Some people don't believe that a word the Bible says is literally true. Then there are Christian and Jewish scholars who think that he has misinterpreted the texts (olive versus crude oil). Others are suspicious that he's out to profit from the vulnerable, by raising finances from Evangelicals willing to believe his extraordinary claims. Some Israelis feel that his real goal is to convert them.

"I know there are zealous people within Christianity who're out to convert everyone, to 'catch a Jew,' " he says, "but I'm not one of them." He doesn't even try to raise money at Christian churches - though most investors have, not surprisingly, been Christians.

Brown's aims are hard to fault. He's established two charitable trusts into which his profits will go, if Zion strikes oil. And the area in which Zion is drilling, where Arab Muslims and Christians live side by side with Jews, would benefit from jobs creation if a well is established.

"It's about building bridges between the Arab population and the Jewish population," says Philip Mandelker, Zion general counsel.

"It would be important for the region's future," agrees Ilan Sadeh, chairman of the Menasseh Regional Council, which oversees the area in which Zion's drill site lies. "We hope, if it succeeds, it will bring new opportunities to the area for Jews, Muslims, and Christians alike.

"If, of course, it works next time," he says of the hoped-for second round of drilling.

Full HTML version of this story which may include photos, graphics, and related links

www.csmonitor.com | Copyright (C) 2006 The Christian Science Monitor. All rights reserved.
For permission to reprint/republish this article, please email

Copyright